Filed by Patterson-UTI Energy, Inc. Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Pioneer Energy Services Corp.
Commission File No.: 1-8182

The following is a copy of the transcript from Patterson-UTI Energy, Inc.’s conference call held on July 6, 2021:

Acquisition of Pioneer Energy Services Corp by Patterson-UTI Energy

Company Participants:

•	C. Andrew Smith, Executive Vice President and Chief Financial Oﬃcer
•	Mike Drickamer, Vice President of Investor Relations
•	William A. Hendricks, Jr., President and Chief Executive Oﬃcer

Other Participants

•	Charles Minervino
•	Chase Mulvehill
•	Connor Lynagh
•	Ian Macpherson
•	John Daniel
•	Scott Gruber
•	Scott Levine
•	Vaibhav Vaishnav
•	Waqar Syed

Presentation

Operator

Good day and thank you for standing by. Welcome to the Patterson-UTI Conference Call to discuss the agreement to acquire Pioneer Energy Services. At this time, all participants are in a listen-only mode. After the speaker presentation, there will be a question-and-answer session.

I would now like to hand the conference over to your speaker today, Mike Drickamer, VP of Investor Relations. Please go ahead.

Mike Drickamer

Thank you Pasha. Good morning and on behalf of Patterson-UTI Energy, I’d like to welcome you to today’s conference call to discuss the company’s agreement to acquire Pioneer Energy Services. Participating in today’s call will be Andy Hendricks, Chief Executive Oﬃcer; and Andy Smith, Chief Financial Oﬃcer. A quick reminder that statements made in this conference call that state the company’s or management’s plans, intentions, beliefs, expectations or predictions for the future are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, the Securities Act of 1933 and the Securities Exchange Act of 1934.

These forward-looking statements are subject to risks and uncertainties as disclosed in the company’s annual report on Form 10-K and other ﬁlings with the SEC. These risks and uncertainties could cause the company’s actual results to diﬀer materially from those suggested in such forward-looking statements or what the company expects. The company undertakes no obligation to publicly update or revise any forward-looking statement. The company’s SEC ﬁlings may be obtained by contacting the company or the SEC, and are available through the company’s website and through the SEC’s EDGAR system. Statements made in this conference call may include non-GAAP ﬁnancial measures and any required reconciliations to GAAP ﬁnancial measures are included on our website, www.patenergy.com. In addition, you will ﬁnd important information for stockholders and cautionary statements included at the end of the company’s press release issued prior to this conference call.

And now it’s my pleasure to turn the call over to Andy Hendricks, Jr. for some opening remarks. Andy?

William A. Hendricks, Jr.

Thanks, Mike. Good morning and welcome to Patterson-UTI’s conference call to discuss the agreement to acquire Pioneer Energy Services. We are pleased that you could join us today. After some brief comments, I will turn the call over to Andy Smith to discuss transaction terms and timing. I will then discuss some of the transaction highlights and strategic rationale. First, as a leading provider of contract drilling in the United States, let me say that we are proud to announce this transaction. We hold the people at Pioneer Energy Services in high regard and are very familiar with their great equipment. Pioneer’s high-quality ﬂeet of 17 drilling rigs in the United States of which 16 are super-spec will be a valuable addition to our business.

Additionally, many of these rigs are capable of substituting cleaner-burning natural gas for diesel, a technology that is becoming increasingly important to operators for reduced emissions. Also, this transaction opens a new avenue of growth for us with the movement into the international markets through Pioneer’s well-established operations and eight rigs in Colombia.

I will now turn the call over to Andy Smith to review the transaction terms and expected timing. Andy?

C. Andrew Smith

Thanks, Andy. This morning we announced an agreement to acquire Pioneer Energy Services for aggregate consideration of up to 26.275 million shares of Patterson-UTI common stock and $30 million of cash. Based on Patterson-UTI’s latest closing price of $10.14 per share, this agreement values Pioneer at approximately $295 million, including retirement of all Pioneer Energy Services debt. The number of Patterson-UTI shares to be delivered is subject to a downward adjustment if the volume weighted average price of Patterson-UTI shares for the 10 days prior to closing exceeds $11 per share in which case the shares to be delivered will be reduced by 50% of the value exceeding $11 per share. Pioneer’s convertible notes will convert into shares of Pioneer common stock in accordance with their terms in connection with the closing of this transaction and receive Patterson-UTI’s shares on the same basis as if the notes had been converted prior to closing.

The transaction has been unanimously approved by the board of directors at both Patterson-UTI and Pioneer Energy Services. We expect this transaction will close in the fourth quarter subject to regulatory approvals, customary closing conditions and the approval of Pioneer Energy Services stockholders. To that end, we have entered into agreements with holders of Pioneer Energy Services who collectively represent approximately 88% of the outstanding voting power of Pioneer to vote in favor of this transaction. We expect the transaction to be accretive to both cash ﬂow per share and adjusted EBITDA per share and generate annual synergies of more than $15 million.

With that, I’ll now turn the call back to Andy Hendricks.

William A. Hendricks, Jr.

Thanks Andy. First, I would like to thank the board of directors at Pioneer Energy Services for all the work they put into this process is not always appreciate how much eﬀort goes into a process like this or the time that it takes. We are excited about this transaction for a number of reasons. First is that the U.S. land drilling market has seen a shift in demand over the past several years towards what are commonly referred to as super spec rigs.

These rigs are undoubtedly in the highest demand right now and will continue to be into next year as they contain the components necessary to most eﬃciently drill unconventional wells. The acquisition of Pioneer’s high-quality ﬂeet of 17 drilling rigs in the U.S. of which 16 are super-spec will be a valuable addition to our ﬂeet.

As I’ve said previously, we have been in discussions to put up rigs in the second half of this year and even in discussions to activate some rigs early next year. So having 16 more super-spec rigs at Patterson-UTI is a positive for us and our shareholders.

As well, more recently, we have seen increasing interest from our customers and rigs that are capable of using alternative power sources such as high-line electric power or the ability to substitute diesel with cleaner-burning natural gas. Rigs with this capability have the potential to reduce both fuel costs and emissions.

Nine of the Pioneer rigs are capable of substituting diesel with natural gas and following this acquisition, Patterson-UTI will have a total of 166 super spec drilling rigs in the U.S., of which nearly half are equipped and capable of using alternative power sources. The premium nature of Pioneer’s U.S. drilling rig ﬂeet is apparent when looking at the utilization of their ﬂeet, which is high relative to the rest of the market. Pioneer currently has 12 of their 17 U.S. drilling rigs working, with another two rigs contracted to return to work in the third quarter. Within the U.S., Pioneer’s geographic footprint for drilling rigs is complementary to our own with operations in the Permian, Northeast, and Rockies.

Internationally Pioneer owns eight 1,500 horsepower pad-capable international spec drilling rigs in Colombia of which ﬁve are currently contracted. We’re very excited about the experience and quality of the operations team in Colombia where Pioneer has operated for approximately 14 years. This transaction serves as our entry in the Latin American drilling market, and we are very excited about the available opportunities.

Pioneer’s business also includes a well-run and high-quality well service rig business consisting of 123 well servicing rigs with a leadership position in the Gulf Coast region. We believe this business would be better served as part of a larger well service rig business or as a focused standalone business. Accordingly, we expect that this well service rig business would be divested following the closing of the transaction.

Lastly, I would like to thank the hard-working dedicated employees of both Patterson-UTI and Pioneer. Until the acquisition closes, which we expect to occur in the fourth quarter, the operations of Patterson-UTI and Pioneer Energy Services will continue to operate independently.

In the meantime, the top priority of our employees must be as always delivering safe and eﬃcient services for our customers. Pasha, we would now like to open the call to questions.

Question and Answer

Operator

And your ﬁrst question is from the line of Ian Macpherson with Piper Sandler.

Ian Macpherson

Thanks. Good morning, Andy.

William A. Hendricks, Jr.

Good morning.

Ian Macpherson

Congratulations, I’m sorry. I missed it when you said what the current contracted status was on the U.S. ﬂeet. I wanted to have -- sorry, ask for a reﬁll on that. And then maybe if you could touch on any color on the proﬁtability per rig in the Pioneer ﬂeet relative to Patterson’s? And what you think the scope is for convergence there, if there needs to be any?

William A. Hendricks, Jr.

So, Pioneer currently has 12 of their 17 U.S. drilling rigs working, and another two are contracted to return to work in the third quarter. In terms of relative proﬁtability, I would say, it’s similar. We’re very excited about the quality of this equipment. We’ve competed and followed their equipment for a long time now. We understand it really well and we think it’s a great addition to our own ﬂeet.

Ian Macpherson

Okay. Okay. And then in Colombia, are the margins comparable to the U.S. there? Or are they signiﬁcantly diﬀerent?

William A. Hendricks, Jr.

I would say that the Columbia’s operations and management team has been very focused on providing good margins and positive cash ﬂow out of that operation and they’ve got a long history of doing that. And we’ll get into more of what that looks like later, but that team has a great track record.

Ian Macpherson

Okay. Well, look, thanks. I’ll pass it over. Look forward to talking soon on the earnings call.

William A. Hendricks, Jr.

Thanks.

Operator

Your next question is from the line of Vaibhav Vaishnav with Coker & Palmer.

Vaibhav Vaishnav

Hey gentlemen, congratulations on the deal, and thank you for taking my question. So, if -- I understand the strategic value of you guys have been trying to expand internationally and this deal deﬁnitely helps. But just to -- as a follow-up on Ian’s question, what I was trying to hope and understand is, Colombia rigs, if you can help us think about where the margins are today and where could they go to, or where they were maybe in 2013-2014 or 2018-2019 that would be a good starting point.

William A. Hendricks, Jr.

Yeah, I think this morning we’re not prepared to talk about the margins of Pioneer. Pioneer still has to operate as an independent company until we get to closing. So, we’re not going to speak to that today. But I will say we see this as very interesting strategically for us. While there are eight rigs down there today in that market, we also see it as an opportunity and potential to move some of our AC high-spec rigs into that market as well and improve their competitive position and improve returns out of that market. But that team does a great job down there and they’ve been focused on generating good margins and cash ﬂow for years.

Vaibhav Vaishnav

And maybe if you can help us just think about the value add the U.S. business provides and where I’m coming from is you have like, 150 rigs, right? And they are, call it, half of them working. So, why add more rigs?

William A. Hendricks, Jr.

For us, this was a really good opportunity to buy high-quality equipment at what we consider a fair value when we looked at this deal and we worked through the numbers. If you look at it from an asset standpoint in the U.S. rigs and you look where our rigs trade in the market, we feel like that we’re buying high-quality rigs at a slight discounted valuation of our own rigs and these rigs have good utilization. And when you look forward into what we think the markets going to do over the next year or so, there’s -- these types of rigs will be the strongest in demand in the market.

Vaibhav Vaishnav

And maybe if I can sneak in one last question. I think I missed a little bit of what -- when you were talking, but I think like you spoke about divesting the well servicing and the wireline units, pardon me if you don’t -- if you (inaudible) if you talked about divesting. Can you help us just think about how should we think on a pro rig basis or how much would that be?

William A. Hendricks, Jr.

Yeah. What we said was that this is a really good business at Pioneer. It’s made up of 123 well servicing rigs and they have a strong position, especially in the Gulf of Mexico region, very experienced management team who does a great job. We just think that this business is better suited to be as part of a larger business or as a standalone. And so after closing, we expect to run a process to divest this. That being said, we’re not going to get into numbers and what we think it’s worth, but this is a high-quality business and we think it will get an attractive cash price.

Vaibhav Vaishnav

Got it. That’s all for me. Thank you for taking my questions.

Operator

Your next question is from the line of Scott Gruber with Citigroup.

Scott Gruber

Yes, good morning, and congrats on the deal.

William A. Hendricks, Jr.

Good morning, Scott.

Scott Gruber

So, I want to touch on the synergies. $15 million of synergies, it appears somewhat modest in light of Pioneer reporting almost $10 million of G&A in 1Q. So, can you just walk us through the pieces behind that $15 million potential upside? And is that 1Q ﬁgure from Pioneer is that a clean ﬁgure or not? So, just some additional thoughts on the synergies ﬁgure.

C. Andrew Smith

Yeah. So, as we look at it, we’re really just focused primarily on the corporate side of it with the numbers that we’ve provided. And if you think about the business outside of drilling and certainly, in Colombia. Those are businesses that have sort of their own SG&A infrastructure that will probably be hard for us to ﬁnd a lot of synergy in those areas, especially as we think about the well service business, which is the business that we have a complementary business for right now. So again, you can characterize it however you like, but we felt really comfortable with the number that we provided as something that should be relatively easy to obtain.

Scott Gruber

Got it. And then just turning to the international side and it sounds like ultimately you’ll use Colombia as a springboard to expand further in Latin America. Correct me if I’m wrong, but how do you think about the cadence of expanding internationally and putting some of the idle super-spec rigs in the U.S. to work abroad? Is that something that can happen in the next three years? You can be kind of a one-oﬀ here and then the next two years, it’s something that can happen in a meaningful way in the next call it three years you actually think that’s the case?

William A. Hendricks, Jr.

Yeah. I think it’s hard to say right now what’s going to happen over the next three years. But I will say that, pleased that Columbia is part of this deal because when you look at Latin America and you look at the relative stability, especially in terms of oilﬁeld markets, Columbia looks like now one of the more stable countries with economic structures that allow you to move capital in and out of the market, where other countries have challenges.

So, Columbia by itself is a good market and we’re excited that this is part of the deal. And there are some opportunities for us to put some U.S. style high-spec rigs in that market we believe. But when you look globally, internationally, it becomes more challenging just to move U.S. spec rigs into other markets.

The U.S. has grown over the last 10 years to have a very custom bespoke rigs structure for what we do in U.S. unconventionals. If it’s a few other countries in the world, but I wouldn’t say it’s broad. But just getting back to Columbia, it’s a very stable market relative to others in Latin America and has favorable economic structures. So, we are excited that that’s part of the deal.

Scott Gruber

Thanks. One more, the other 12 rigs that are working and contracted in the U.S. today, is the contract roll on those rigs similar to Patterson? Is it longer? Is it shorter? How should we think about the cadence of contract roll for those rigs?

William A. Hendricks, Jr.

I would say it’s a variety of contract term lengths in those contracts and various rigs are going to roll at various times. And there’s upside in that because I believe as the rig count goes up later this year and in the next year, the pricing continues to improve in the super-spec markets. And as some of these rigs that we’re going to be acquiring when their contracts roll, I think there’s opportunity for day rates to move up. So, we’re very upbeat about this.

Scott Gruber

Got it. Thank you for the color. Thank you.

William A. Hendricks, Jr.

Thanks.

Operator

Next question is from the line of John Daniel with Daniel Energy Partners.

John Daniel

Hey guys, big congrats on the deal. Hopefully, there will be others to follow. I’ve got a few questions here, Andy. The ﬁrst one is on Columbia. Just as you conducted the initial diligence, thoughts on outlook with Colombia in terms of rate of change in Colombian E&P capital spending versus what you might expect for the U.S. next year? You had a chance to assess that at all?

William A. Hendricks, Jr.

Yeah, we spend some time down there. We spend some time with the management team discussing the market, and what could potentially happen. And one thing at a high level, the country is behind, for instance, the U.S. in terms of opening up economically relative to you what we’ve all been experiencing with COVID.

So, you’ve got -- you’ve got that natural delay in their economy opening, following the U.S., which will also have a slight delay in the ramp-up in their oil ﬁeld relative to the U.S. So we think that that’s positive for us, in terms of post-closing, there’s still upside and there’s still growth in Colombia just because of that the natural delay as people become more vaccinated in that country following the quick vaccinations that we had in our country.

John Daniel

Okay. The next one for me is on wireline, I think you guys tried to get the same, but I assume wireline is getting rolled into the Universal business, is that fair?

William A. Hendricks, Jr.

So, Pioneer has a good quality wireline business that goes all the way from the Gulf Coast up to North Dakota. And we’re still evaluating what we’ll do with that. It could roll into the Universal business, but we’ve still got a little bit of work to do there.

John Daniel

Fair enough. And then the last one for me on the well servicing, I know you mentioned you’d run a process that as I’m sure you know that market well there’s some guys that are good, but private. Are you able -- would you be willing to take stock in a private business or does it have to be a cash transaction?

William A. Hendricks, Jr.

I think our preference would be cash and I think (Multiple Speakers). And the market will be I think favorable in that regard just based on activity and where we think activity is going to go over the course of the next year.

John Daniel

All right. That’s it. Thanks for taking my call. Great job. Good to see it.

William A. Hendricks, Jr.

Thanks.

Operator

Your next question is from the line of Connor Lynagh with Morgan Stanley.

Connor Lynagh

Yes. Thanks. I was wondering if you could speak to the compatibility of the rig equipment and the rig operating system that you’re getting with Pioneer relative to your existing asset base? And just any initial -- excuse me, upfront expenditures, or just initially elevated OpEx to get that onto your system?

William A. Hendricks, Jr.

Look, I’ll start by saying, these are -- this is great equipment. These are really high-quality rigs. They’re running an operating system that we already run. So, it just folds right into what we do already. So, we have technicians that already know how to work on these systems. The rig structures themselves are somewhat similar to what we operate. And in terms of swing-up substructure and 750,000 pounds load capacities, so these rigs do it very similar to what we have in our own ﬂeet and we would term them as APEX rigs in our own terminology. And so, that’s why we’re excited. And we don’t feel like these rigs need anything other than maintenance CapEx at this point. So, we don’t anticipate injecting any capital into the U.S. rigs because they’re already good rigs.

Connor Lynagh

Got it. Within the APEX categorization, what -- do you have a sense of what they’d be closest to in terms of your diﬀerent tiers of branding?

William A. Hendricks, Jr.

Yeah. They will be similar to an APEX-XK.

Connor Lynagh

Okay. Got it. And then apologies if you addressed but just in terms of the synergy targets, is that a day one synergy, or is that realized over the ﬁrst year?

C. Andrew Smith

Yeah. It’s over the ﬁrst year.

Connor Lynagh

Okay. Thanks very much.

C. Andrew Smith

It might be a little quicker than that. But it’s going to take us some time to get through some things once we get to closing.

Connor Lynagh

Understood. Thank you.

Operator

Your next question is from the line of Waqar Syed with ATB Capital Markets.

Waqar Syed

Thank you for taking my question and congrats on doing the deal. So, would you be needing regulatory approvals from authorities in Colombia?

William A. Hendricks, Jr.

We don’t believe we do. We believe that this transaction can go through without any government approvals in Colombia.

Waqar Syed

Okay. Great. And then secondly, what is the size of international G&A in Q1 or right now? Or any -- what you think future holds?

William A. Hendricks, Jr.

I don’t have that number handy, but that team in the works in Colombia, of course, they have their local G&A and they’ve been very self-sustaining with good margins and positive cash ﬂow and have done a good job for years down there.

Waqar Syed

And then just last question, if you were to organically build your international business, would Colombia be the ﬁrst country that you would have set up your operations in?

William A. Hendricks, Jr.

Look, like I said before, Columbia, when you look at Latin America, is one of the most stable countries to operate in with good economic ﬁscal policies that favor doing business there and moving capital in and out. And so, it makes it attractive from that standpoint.

Waqar Syed

Okay. Great. Thank you. That’s all I have.

William A. Hendricks, Jr.

Thanks, Waqar.

Operator

Your next question is from the line of Chase Mulvehill with Bank of America.

Chase Mulvehill

Hey, good morning, everybody. I’ve got a few questions as well. Everything has kind of been answered but just divesting the wireline and well service business. How quickly do you think that this (inaudible) after the close? I mean, are we thinking 12 months after? Or do you think it’s going to take a couple of years? Just trying to think about how quickly you’ll be able to divest those businesses.

William A. Hendricks, Jr.

Look, we will start a process to divest the well service rig business shortly after close. I don’t think it’s something that takes a couple of years by any means, but I’d hate to put a timeline on it. We do want to go through a thoughtful process because this is a high-quality business. We just think it’s better suited to either be part of a larger organization or as a standalone, but it’s certainly not a two-year process.

Chase Mulvehill

Okay. Alright. And then it sounds like that you’re still out there being looking for M&A. I guess, can you conﬁrm that? And if so, is it still kind of more consolidation in the U.S., or now that you’re going to have a little bit more international presence, are you focused a little bit more on the international side?

William A. Hendricks, Jr.

I think right now we’re going to be focused on integration and maximizing the value for the shareholders on this particular transaction.

Chase Mulvehill

Okay. Alright. So, I think I misunderstood that you’re not still out there looking for other M&A opportunities at this point.

William A. Hendricks, Jr.

This has taken a lot of time on our side and the other team’s side and it’s been a lot of work to get to where we are today and we want to make sure that we get a good solid integration out of this.

Chase Mulvehill

Understood. Understood. Alright. And then on the customer mix, I haven’t looked up big data to see kind of current customers or anything, (Technical Diﬃculty) concentration, customer concentration, or new customers that you haven’t worked for, I mean, obviously, Columbia, but in the U.S.

William A. Hendricks, Jr.

I would say we’ve categorized this as complimentary from a customer standpoint. The customers that they work for, for the most part, we’ve worked for them as well. And so, I think it’s just -- it becomes complimentary. It ﬁts in (Technical Diﬃculty) really well with what we currently do.

Chase Mulvehill

Okay. Last one and thanks for squeezing more in. But looking at rig data like and I go back and forth about this, so I’m not sure I trust the data all the time. There’s 16 super-spec rigs and looks like the most 300 horsepower and they all have 750,000 hookload capacity, or can you conﬁrm that those data -- from rig data are roughly about right most of them are under 750,000 hookload capacity?

William A. Hendricks, Jr.

Correct. Yeah. When we say 16 super-spec drilling rigs, we’re talking about 750,000-pound load capacity, pad-capable, self-moving, high-pressure pump systems, everything you would expect, and what people are calling super-spec rigs. So, we’re really excited about the quality of the equipment along with the people.

Chase Mulvehill

Okay. All right. That’s all I had. Thanks, Andy.

Operator

Your next question is from a line of Chuck Minervino with Susquehanna.

Charles Minervino

Hi. Good morning.

William A. Hendricks, Jr.

Good morning, Chuck.

Charles Minervino

Hey. Just a couple of questions. I guess the ﬁrst one, I’m not sure if this is a day one initiative or not, but I know you guys have other services. Just wanted to hear your thoughts on the opportunity to maybe cross-sell some of your services on to some of those Pioneer rigs wants their -- as they’re working as well. Is that something you see as an opportunity or is that something that’s maybe a little bit farther oﬀ?

William A. Hendricks, Jr.

I don’t see it as far oﬀ. We continue to increase, for instance, our directional drilling footprint with MS on our own drilling rigs. And it’s one of the reasons that MS Directional is growing faster than the market. And certainly, with the addition of these rigs in our ﬂeet, MS has potential to grow even further. So yes, absolutely our marketing teams will be looking at opportunities to cross-sell.

Charles Minervino

And then on just the incremental CapEx associated with bringing in the new company and the new rigs. Should we be thinking about this similar to your annual kind of maintenance CapEx per rig? Or is there any reason to think it would be something greater or less than that?

C. Andrew Smith

No, it would be very similar to our current maintenance CapEx run rate.

Charles Minervino

And does that include like the Columbia rigs and the international rigs kind of similar in that regard?

C. Andrew Smith

Yeah, they’re pretty similar.

Charles Minervino

Okay. Thank you.

C. Andrew Smith

Great.

Operator

And your ﬁnal question comes from the line of Scott Levine with Bloomberg Intelligence.

Scott Levine

Hey, good morning, guys.

William A. Hendricks, Jr.

Hello.

Scott Levine

So, I think you said you’ve been working on this for a while. Could you tell us a little bit more about the history? And how long -- how far back did this process originate? And is the timing really just opportunistic or is there anything more to read into that?

William A. Hendricks, Jr.

This goes back four months or so. It just takes a long time to get to where we are in this type of process. I think today is not the day to discuss the history of how it all transpired, but these processes take time. There’s interests on both sides of the table that have to be met and it just takes time to work all this out.

Scott Levine

Got it. Thanks. And one follow-up actually on capital allocation. So, this deal signals more of a growth-oriented mindset from you guys. And can you update your thoughts may be on capital returns and where that kind of ﬁts into your thought process? And is that kind of oﬀ the table? And for the balance sheet get to a certain point there just any elaborative thoughts on that topic in general, would be great.

William A. Hendricks, Jr.

Well. First, let’s start with our balance sheet. Our balance sheet is in good shape. We don’t have any concerns there. We’ve been growing our cash position. And so, we think that this grows EBITDA for us, grows cash ﬂow, and puts us in a better position to return cash to shareholders going forward. Without getting into a discussion of what that looks like, we certainly have a strong history of returning cash to shareholders, whether it’s been through dividend or share buybacks and this improves the potential and possibility to be able to do that in the future.

Scott Levine

Got it. Thanks, guys.

Operator

Ladies and gentlemen, there are no further questions. I would now like to turn the call back over for closing remarks.

William A. Hendricks, Jr.

I just want to thank everybody, both Patterson-UTI and Pioneer Energy Services for what you do. And these are two great companies and we look forward to this acquisition and we look forward to getting to closing in the fourth quarter. And thanks for everybody for your time on the call this morning. Appreciate it.

Operator

Thank you, ladies and gentlemen. This concludes today’s conference call. We thank you for participating. And as such, you may now disconnect your lines.

Cautionary Statement Regarding Forward-Looking Statements

This transcript contains forward-looking statements which are protected as forward-looking statements under the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Patterson-UTI’s current beliefs, expectations or intentions regarding future events.  Words such as “anticipate,” “believe,” “budgeted,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “potential,” “project,” “pursue,” “should,” “strategy,” “target,” or “will,” and similar expressions are intended to identify such forward-looking statements.  The statements in this transcript that are not historical statements, including statements regarding: revenue, cost and margin financing of operations; oil and natural gas prices; rig counts; source and sufficiency of funds required for building new equipment; upgrading existing equipment and acquisitions (if opportunities arise); demand and pricing for Patterson-UTI’s services; market fluctuations; competition; equipment availability; government regulation; debt service obligations; impact of inflation; future transactions; and other matters are forward-looking statements within the meaning of the federal securities laws.  These statements are subject to numerous risks and uncertainties, many of which are beyond Patterson-UTI’s control, which could cause actual results to differ materially from the results expressed or implied by the statements.  These risks and uncertainties include, but are not limited to: the timing to consummate the proposed transaction; the risk that the conditions to closing of the proposed transaction may not be satisfied or that the closing otherwise does not occur; the failure to close the proposed transaction on the anticipated terms; the risk that a regulatory approval, consent or authorization that may be required for the proposed transaction is not obtained in a timely manner or at all, or is obtained subject to conditions that are not anticipated; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement relating to the proposed transaction; unanticipated difficulties or expenditures relating to the proposed transaction; the diversion of management time on transaction-related matters; the ultimate timing, outcome and results of integrating the operations of Pioneer Energy Services into Patterson-UTI; the effects of the acquisition on Patterson-UTI following the consummation of the proposed transaction, including Patterson-UTI’s future financial condition, results of operations, strategy and plans; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Patterson-UTI common stock; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; the failure to realize expected synergies and other benefits from the proposed transaction; the potential for litigation related to the proposed transaction; results of litigation, settlements and investigations; adverse oil and natural gas industry conditions; including the rapid decline in crude oil prices as a result of economic repercussions from the COVID-19 pandemic; global economic conditions; volatility in customer spending and in oil and natural gas prices that could adversely affect demand for Patterson-UTI’s services and their associated effect on rates; excess availability of land drilling rigs, pressure pumping and directional drilling equipment, including as a result of reactivation, improvement or construction; competition and demand for Patterson-UTI’s services; strength and financial resources of competitors; utilization, margins and planned capital expenditures; liabilities from operational risks for which Patterson-UTI does not have and receive full indemnification or insurance; operating hazards attendant to the oil and natural gas business; failure by customers to pay or satisfy their contractual obligations (particularly with respect to fixed-term contracts); the ability to realize backlog; specialization of methods, equipment and services and new technologies, including the ability to develop and obtain satisfactory returns from new technology; the ability to retain management and field personnel; loss of key customers; shortages, delays in delivery, and interruptions in supply, of equipment and materials; cybersecurity events; synergies, costs and financial and operating impacts of acquisitions; difficulty in building and deploying new equipment; governmental regulation; climate legislation, regulation and other related risks; environmental, social and governance practices, including the perception thereof; environmental risks and ability to satisfy future environmental costs; technology-related disputes; legal proceedings and actions by governmental or other regulatory agencies; the ability to effectively identify and enter new markets; weather; operating costs; expansion and development trends of the oil and natural gas industry; ability to obtain insurance coverage on commercially reasonable terms; financial flexibility; interest rate volatility; adverse credit and equity market conditions; availability of capital and the ability to repay indebtedness when due; stock price volatility; and compliance with covenants under Patterson-UTI’s debt agreements.

Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in Patterson-UTI’s SEC filings.  Patterson-UTI’s filings may be obtained by contacting Patterson-UTI or the SEC or through Patterson-UTI’s website at http://www.patenergy.com or through the SEC’s Electronic Data Gathering and Analysis Retrieval System (EDGAR) at http://www.sec.gov.  Patterson-UTI undertakes no obligation to publicly update or revise any forward-looking statement.

Important Information for Stockholders

In connection with the proposed transaction between the Company and Pioneer Energy Services Corp. (“Pioneer”), the Company intends to file relevant materials with the SEC, including a Registration Statement on Form S-4 (the “Registration Statement”), which will include a proxy statement/prospectus. After the Registration Statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of Pioneer. STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Such stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about the Company and Pioneer once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Additional information is available on the Company’s website, www.patenergy.com.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.